Finisar Corporation
1389 Moffett Park Drive, Sunnyvale, California 94089

March 16, 2012
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Finisar Corporation
Form 10-K for the fiscal year ended April 30, 2011
Filed June 28, 2011
Form 10-Q for the quarterly period ended July 31, 2011
Filed September 9, 2011
Form 10-Q for the quarterly period ended October 30, 2011
Filed December 8, 2011
File No. 000-27999

Dear Mr. Cascio:
This letter will respond to your letter dated February 24, 2012 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10‑K for the fiscal year ended April 30, 2011, our quarterly reports on Form 10‑Q for the quarterly periods ended July 31, 2011 and October 30, 2011 and our report on Form 8‑K dated November 30, 2011. For convenience, the Staff's comments are set forth below, followed by our response.
* * * * *
Form 10-K for the fiscal year ended April 30, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 34
Comparison of Fiscal Years Ended April 30, 2011 and 2010

1.
We note your disclosure that revenues increased 50.6% in fiscal 2011 compared to fiscal 2010 and the related discussion of the various contributing factors for the increased revenue. We also note that revenues related to ROADM linecards and WSS modules, representing 16% of total revenues in fiscal 2011, increased $78,479[,000] or approximately 108% compared to fiscal 2010. However, based on the quarterly information presented on page 83, total revenues in the quarter ended April 30, 2011 declined $26,070[,000] after seven consecutive quarters of increasing revenues. Furthermore, revenues relating to ROADM linecards and WSS modules in particular declined $13,687[,000], a 29% decline from the previous quarter. Considering these changes in revenues, please address the following:

•
Please tell us how you considered whether to include a discussion of the factors leading to the decrease in revenues in the fourth quarter of fiscal 2011, including the particular factors leading to the significant decline in revenues relating to ROADM linecards and WSS modules;

•	Tell us whether these declines in revenues were indicative of any significant economic change that materially affected the amount of reported income, and;

•
Clarify whether the factors for declining revenues coincided with any known trends or uncertainties that existed or that you reasonably expected would have a material unfavorable impact on net sales or revenues or income from continuing operations.

Please refer to Item 303(a)(3)(i) and (ii) of Regulation S-K.
Response:
As described in the Business Overview of MD&A, we sell optical communication subsystems and components, including ROADM linecards and WSS modules, primarily to optical network system manufacturers, such as Alcatel-Lucent, Cisco Systems and Huawei. These system manufacturers, in turn, sell optical network system products to enterprises, such as JP Morgan and Walmart, and network operators worldwide, such as AT&T, Verizon and China Telecom. Demand for our products is largely driven by the continually growing need of enterprises to upgrade their technology infrastructure and the need of network operators to expand the capacity of optical networks in order to provide additional bandwidth to serve and enable the ongoing proliferation of voice, video and other data traffic that must be handled by both wireline and wireless backhaul networks. However, demand for our products in any particular quarter relative to other quarters is primarily driven by the timing of capital investment by enterprises to upgrade their technology infrastructure and by network operators to expand the capacity of their optical networks. As a result, our revenues have historically been subject to significant volatility, and we expect such volatility to continue in the future. We have consistently highlighted our dependence on large purchases from relatively few customers, our vulnerability to quarterly changes in product and customer mix and the resulting volatility in our quarterly operating results. See Form 10-K, Year Ended April 30, 2011, Item 1A Risk Factors, pages 10 and 13-15.
ROADM linecards and WSS modules are designed to enable network operators to effectively and efficiently expand the capacity of their networks to meet ever increasing demand for bandwidth. We do not believe the decline in our revenue from the sale of these products during the quarter ended April 30, 2011 was the result of any unusual or infrequent event or transaction or indicative of any significant economic change. We also do not believe that such decline in ROADM linecard and WSS revenue was indicative of any known trends or uncertainties. We believed at the time our Annual Report on Form 10‑K for the year ended April 30, 2011 was filed, and we continue to believe, consistent with third party market forecasts, that revenue from the sale of ROADM linecard and WSS products will increase rather than decline over the longer term. We believe that the decline in revenue from the sale of these products between the third quarter ended January 30, 2011 and the fourth quarter ended April 30, 2011 was primarily the result of the timing of network expansion capital investment by network operators as well as a shorter-term adjustment of inventory levels at certain of our customers, not longer-term trends in market demand for ROADM linecard and WSS products. Thus, when comparing our revenues for the fiscal years ended April 30, 2011 and 2010 in the MD&A contained in our Form 10-K for the fiscal year ended April 30, 2011, we did not believe that the decline in ROADM linecard and WSS product revenue between the third quarter ended January 30, 2011 and the fourth quarter ended April 30, 2011 was significant enough to be noted in the overall discussion of year-to-year revenue changes or indicative of a known trend.

2.
On a related note, in your third quarter earnings release dated March 8, 2011, we see that you discuss a few factors that would negatively impact fourth quarter revenues, including a slowdown in business to China. Under the MD&A guidance applicable to known trends, tell us how you considered whether to describe these factors in your Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended January 30, 2011, filed on Form 10-Q on March 10, 2011.

Response:
In our March 8, 2011 third quarter earnings release we discussed the following factors that we then believed would negatively impact our revenues for the fourth quarter ending April 30, 2011 relative to the third quarter ended January 30, 2011: (i) the impact of three full months of the annual price adjustments for our telecom customers that typically take effect on January 1; (ii) the 10-day long shutdown at certain customers for the Chinese New Year holiday in February; (iii) the adjustment of inventory levels at some telecom customers, particularly for products which had previously been on allocation and long lead times, including WSS and ROADM linecards; and (iv) a slowdown in business in China overall. We did not consider any of these factors to be indicative of any known trends for which discussion in our Form 10‑Q for the third quarter would have been appropriate. We do not believe that the expected adjustment of customer inventory levels, including with respect to ROADM linecard and WSS products, during the fourth quarter ended April 30, 2011 was indicative of any known trend. We also do not believe that the slowdown in business in China overall during the quarter was indicative of any known trend. In fact, we believed, and continue to believe, that revenue for ROADM linecard and WSS products will increase over the longer term, consistent with third party market forecasts, and that demand from China for a wide variety of our products will be a driver of our revenue growth in the future. With respect to the annual Chinese New Year shutdowns at certain customers, we believe this was the least significant of the factors noted. Finally, it is well known that the technology industry, and the optical communications industry in particular, is characterized by decreasing average selling prices. Our management's discussion and analysis of financial condition and results of operations in our quarterly and annual filings has consistently included disclosure that price declines affect our industry and our risk factor disclosure has consistently included a detailed discussion of this factor. With respect to the reference to the annual pricing negotiations, we do not believe the results of such negotiations for calendar year 2011 are indicative of any known trend as such results were not materially different from past negotiations.
Item 8. Financial Statements, page 43
Note 21. Segments, page 76

3.
We see that you provide tabular disclosure of revenues from product segments and by speed on page 35 of MD&A. Tell us how your financial statement footnote disclosure considers the product line disclosure guidance from FASB ASC 280‑10‑50‑40.

Response:
We have considered your reference to FASB ASC 280-10-50-40. Our products consist of a broad range of optical subsystems and components, all of which provide the fundamental optical-electrical interface for connecting equipment used in fiberoptic data communications and telecommunication networks. Accordingly, for financial reporting purposes, we report revenues by this single group of similar products, as provided by ASC 280-10-50-40, based on this underlying fundamental function of our products.

4.	Please describe to us the aggregation criteria you use in attributing sales to “rest of world.”
Response:
Revenues from sales to unaffiliated customers are aggregated based on the geographical location of the entity purchasing our products. Sales to the “rest of the world” represent sales to entities located in countries other than the United States, China and Malaysia. Sales to customers in each of these other countries represent less than 10% of the total sales to unaffiliated customers and, therefore, do not in management's view represent material revenue concentrations requiring separate disclosure.
Form 10-Q for the Quarterly Period Ended July 31, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 26

5.
We note that your revenue discussion is primarily focused on the $20.3 million increase in revenues, which were partially offset by lower demand for ROADM products. We also see from the revenue table on page 26 that the $20.3 million increase is net of a $12.5 million decrease in revenues from ROADM linecards and WSS modules, which is a 40.9% decline from the prior year fiscal quarter. Tell us what factors led to such a significant decline in this product line in the quarter. Furthermore, discuss your consideration of disclosing those particular factors in your filing, especially as it appears that revenues from this product line decreased significantly in two consecutive quarters.

Response:
The primary factors that led to the decline in revenue from the sale of our ROADM linecard and WSS products in the quarter ended July 31, 2011 as compared to the same period in the prior year were a continuation of (i) the adjustment of inventory levels at some of our telecom customers, particularly for our ROADM linecard and WSS products and (ii) the slowdown in business in China overall. As discussed above in our responses to Comments Nos. 1 and 2, we do not believe that the adjustment of inventory levels at certain of our customers during the first quarter ended July 31, 2011 was indicative of any known trend. We also do not believe that the slowdown in business in China overall during the quarter was indicative of any known trend. In fact, we believed, and continue to believe, that revenue from the sale of ROADM linecard and WSS products will increase over the longer-term, consistent with third party market forecasts, and that demand from customers in China for a wide variety of our products will be a driver of our revenue growth in the future.

Form 10-Q for the Quarterly Period Ended October 30, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 26

6.
Please describe to us the reasons why you now disclose changes in revenue by market application as opposed to revenues by product category, as in prior periods. Also, describe to us how the previous product category oriented disclosure was summarized in arriving at the new presentation. Further, clarify for us how this change in disclosure affects your identification of reportable segments under FASB Codification Topic 280 and describe any changes in the reports reviewed by the chief operating decision maker. Please be specific with respect to your segment considerations.

Response:
Demand for our products is largely driven by the continually growing need of enterprises to upgrade their technology infrastructure and the need of network operators to expand the capacity of optical networks in order to provide additional bandwidth to serve and enable the ongoing proliferation of voice, video and other data traffic that must be handled by both wireline and wireless backhaul networks. Accordingly, the need to quickly transmit, store and retrieve large blocks of data across networks in a cost-effective manner has required enterprises and service providers using fiber optics technology to transmit data at increasingly higher speeds. As the industry has evolved, products for transmission rates of 10 Gbps or greater now represent the primary share of the overall market and thus, we believe, separate presentation on the basis of data transfer speeds is no longer relevant. In the course of our periodic review of the format of our MD&A presentation, we determined to provide revenue information based on the end markets into which each of our products are generally sold, namely data communications and telecommunications. We believe that this presentation is more useful to investors because it is more consistent with how our investors look at our business and the way they view the end markets for our products. As a result of the elimination of the presentation based on data transfer speed for our transmission products, the need for a separate presentation of revenue from sales of ROADM linecard and WSS products, which are not themselves transmission products sold on the basis of data transfer speed, was eliminated. In general, the LAN/SAN product category relates to data communications market applications while the ROADM linecard, WSS and Analog and Cable TV product categories relate to telecommunication market applications. The Metro/Telecom product category includes both market applications. This change in the format of our disclosure did not affect our identification of reportable segments under FASB Codification Topic 280 as no changes have occurred in the process of review of operating results by our chief operating decision maker or in the reports used in such review. In addition, there are no changes in business activities or the availability of discrete financial information that would affect our identification of reportable segments under FASB Codification Topic 280.

7.
As a related matter, we note that changes in revenues for each of the two market applications are essentially described at a summary level as arising from changes in demand. In future filings, to the extent known, please describe the factors you believe are responsible for material changes in market demand. Further, please also quantify the amounts of significant contributing and offsetting factors noted in your discussion, such as the impact of the Ignis transaction and the decrease in demand for ROADM products.

Response:
We acknowledge the Staff's comment and will include additional disclosures in future filings of the amounts, to the extent known to us and quantifiable, of significant contributing and offsetting factors responsible for material changes in market demand.

8.
Also, tell us whether you realize consistent gross margins between the two market applications of datacom and telecom. If not, tell us how you considered whether you should provide disaggregated disclosure for each of the two market applications. In that regard, we note that you previously disclosed that gross margins varied among your product families.

Response:
In the ordinary course of business, we do not track aggregated gross margin information applicable to datacom and telecom applications for use by our chief operating decision maker. In response to the Staff's comment, we analyzed our gross margin data and determined that we do not realize consistent significant differences in gross margins between the two market applications of datacom and telecom in the aggregate. Gross margins for individual products sold for both datacom and telecom applications vary by product and over the lifecycle of each of the products.
Form 8-K dated November 30, 2011

9.
We refer to the header and the immediately following commentary of the earnings release where we see disclosure of several non-GAAP financial measures. Tell us how the referenced disclosures conform to the requirements of S‑K Item 10(e)(i). In that regard, it is unclear how you have provided a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles.

Response:
In considering the requirements of Item 10(e)(i) of Regulation S‑K, we believe that, viewed in its totality, the earnings release satisfies those requirements, including the requirement that the presentation afford equal or greater prominence to financial measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”) than that afforded to the comparable non-GAAP financial measures. Both the summary table and the quarterly highlights contained in the forepart of the release present the GAAP financial measures before the comparable non-GAAP measures, while the more extensive financial summary at the end of the release is presented only in conformance with GAAP (along with a reconciliation to the non-GAAP measures presented in the text). We acknowledge that the sub-headings of the release and the preliminary commentary of the Chairman highlight certain non-GAAP measures and are inconsistent with the overall balance of the release. In future releases, any references to non-GAAP financial measures in the headlines or these preliminary comments will not be given greater prominence than the most directly comparable financial measures calculated and presented in accordance with GAAP.
* * * * *
In connection with our response to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned.
Very truly yours,

/s/ Kurt Adzema _____
Kurt Adzema
Executive Vice President and Chief Financial Officer

cc:	Jerry S. Rawls, Chairman of the Board, Finisar Corporation
Eitan Gertel, Chief Executive Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
David J. Price, Ernst & Young LLP
Christopher E. Brown, Executive Vice President and
General Counsel, Finisar Corporation
Dennis C. Sullivan, DLA Piper LLP (US)